

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Zach Blair
Chief Executive Officer
VNUE, Inc.
104 West 29th Street, 11th Floor
New York, NY 10001

> **Re: VNUE, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2023**
> **File No. 333-272716**

Dear Zach Blair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Frederick M. Lehrer, Esq.